EXHIBIT 99.1

ASM International N.V.

ASM INTERNATIONAL ANNOUNCES APPOINTMENT OF ROB RUIJTER AS INTERIM CFO

Almere, The Netherlands – May 4, 2009 — ASM International N.V. (NASDAQ: ASMI and Euronext Exchange in Amsterdam: ASM) announced today that it has appointed Rob Ruijter to the position of interim Chief Financial Officer as of 15 May 2009 following the departure of the incumbent CFO. Mr. Ruijter will work closely with Chuck del Prado, ASMI Chief Executive Officer, and other senior management team members, but he will not be a formal member of ASMI’s management board.

Mr. Ruijter, 58 and a Dutch national, recently retired as CFO of The Nielsen Company, the US-based global information and media group. He is a former CFO of international businesses including VNU, the media information and publishing group, and KLM, the Dutch national airline. He holds a non-executive board position at Wavin, and is nominated as such at Unit 4 Agresso.

Mr. Ruijter’s appointment as interim CFO is for the duration of the recruitment of a permanent CFO. ASMI expects to announce the proposed appointment of a permanent CFO before the end of the year.

About ASM International

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. The company provides production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s web site at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

For further information, please contact:

Investor contacts:

Erik Kamerbeek

Investor Relations

+31 88 100 8500

+31 (0)6 53 49 21 20

Erik.Kamerbeek@asm.com

Mary Jo Dieckhaus

Investor Relations

+1 212-986-290

MaryJo.Dieckhaus@asm.com

Media contacts:

Ian Bickerton

+31 (0)20 685 5955

+31 (0)6 25 01 85 12

ibickerton@huijskens.nl